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                           January 27, 2021

       Noa Farkas
       General Counsel
       Itamar Medical Ltd.
       9 Halamish Street
       Caesarea 3088900, Israel

                                                        Re: Itamar Medical Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed January 25,
2021
                                                            File No. 333-252364

       Dear Ms. Farkas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-6001 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Nathan Ajiashvili